Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                               December 29, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



                                  Re: FT 9063
                     FT High Income Model Portfolio, 1Q '21
                                 (the "Trust")
                      CIK No. 1823345 File No. 333-250067
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General/Global Comments
-----------------------

      1. PLEASE CONFIRM FIRST TRUST HAS BEEN DISCLOSING THE INDEMNIFICATION PROVISIONS RELATING TO OFFICERS, DIRECTORS, ETC. IN REGISTRATION STATEMENTS AS REQUIRED BY RULE 484 (IN ADDITION TO PROVIDING THE UNDERTAKING).

      Response: The Sponsor confirms that the First Trust UIT prospectuses include a description of a trust's indemnification provisions and refers the Staff to the bullet points under the section of the prospectuses entitled "Expenses and Charges" where each trust identifies circumstances under which the trust may indemnify the Trustee and/or Sponsor of a trust.

      2. PLEASE CONFIRM THAT THE LIST OF RISK FACTORS IS ACCURATE FOR EACH TRUST IN THE INFORMATION SUPPLEMENT. IF NOT, PLEASE EXPLAIN THE DIFFERENCES BETWEEN THE PROSPECTUS AND INFORMATION SUPPLEMENT AND PLEASE REVISE THE INFORMATION SUPPLEMENT DISCLOSURE TO BE CONSISTENT WITH A TRUST'S INVESTMENTS.

      Response: The Sponsor respectfully declines to revise the Information Supplement disclosure. Please note that the underlying Funds held by the Trust have portfolios that can change over time. As such, the Trust believes that it is appropriate to include all of the potential investment types that the underlying Funds may have exposure to in the Information Supplement. Moreover, the Trust refers the Staff to the introduction paragraph to the Information Supplement, which clarifies that the Trust and underlying Funds do not necessarily have exposure to all of the various asset classes described in the Information Supplement and that the underlying Funds' exposure to the investments described in the Information Supplement is not fixed and may change over time.

Portfolio
---------

      3. THE DISCLOSURE PROVIDES AS FOLLOWS: "THE ETFS INCLUDED IN THE PORTFOLIO HAVE BEEN SELECTED BY THE FIRST TRUST ADVISORS MODEL INVESTMENT COMMITTEE THROUGH A DYNAMIC APPROACH BASED ON THE FOLLOWING FACTORS: THE SIZE AND LIQUIDITY OF THE ETF, THE CURRENT DIVIDEND YIELD OF THE ETF, THE QUALITY AND CHARACTER OF THE SECURITIES HELD BY THE ETF, AND THE EXPENSE RATIO OF THE ETF, WHILE ATTEMPTING TO LIMIT THE OVERLAP OF THE SECURITIES HELD BY THE ETFS." PLEASE BE MORE SPECIFIC AS TO THESE CRITERIA.

      Response: In accordance with the Staff's comment, the referenced disclosure will be replaced in its entirety with the following:

      "The ETFs included in the portfolio have been selected by the First Trust Advisors Model Investment Committee through a dynamic approach based on the following factors: the size and liquidity of the ETF (requiring a minimum market capitalization of $50,000,000 and at least 6 months of trading history); the current dividend yield of the ETF; the underlying fund holdings' credit ratings; the ETF's exposure to different fixed income asset types including mortgage-backed securities, investment grade corporate bonds, high-yield bonds, senior loans, ultra-short maturity bonds, and including exposure to US and non-US markets. The ETF allocations were determined based on the First Trust Advisors Model Investment Committee's evaluation of sector relative value, including yields and spreads, credit fundamentals and supply and demand trends across these asset types."

      4. THE DISCLOSURE PROVIDES "ASSET CLASS LEVEL FUNDAMENTALS. FUNDAMENTAL TRENDS, SUCH AS UNDERLYING LEVERAGE, INTEREST COVERAGE, PROFITABILITY AND DEFAULT RATES OF ISSUERS, SPECIFICALLY RELEVANT TO EACH FIXED-INCOME ASSET CLASS ARE CLOSELY MONITORED AND EVALUATED." PLEASE PROVIDE MORE DETAILS ABOUT HOW THESE FACTORS ARE USED AND CONSIDERED TO SELECT THE TRUST'S PORTFOLIO.

      Response: In accordance with the Staff's comment, the following disclosure will be added to the Trust's prospectus:

      "Trends in these factors inform the First Trust Advisors Model Investment Committee if risk is improving or deteriorating in the asset class and, in combination with valuation measures such as yield and spread, they help the committee construct an overall view for each asset type that is part of the allocation process."

Risk Factors
------------

      5. THE STAFF NOTES THAT THE RISK FACTORS INCLUDE BOTH A "GROWTH INVESTING RISK" AND A "VALUE INVESTING RISK." AS SUCH, THE STAFF BELIEVES THAT THE TRUST'S STRATEGY DISCLOSURE SHOULD DESCRIBE HOW THE GROWTH AND VALUE STRATEGIES ARE UTILIZED.

      Response: Please note that growth and value investing are not part of the Trust's investment strategy. However, certain of the Funds held by the Trust may include growth or value investing as part of their investment strategy. As such, the Trust believes that the risks are necessary and appropriate for investor comprehension.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon